DUKE ENERGY PROGRESS, LLC

411 Fayetteville Street

Raleigh, North Carolina 27601

September 18, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                Hodan Siad – Structured Finance

Arthur Sandel – Structured Finance

Re:           Duke Energy Progress, LLC

Duke Energy Progress NC Storm Funding II LLC

Registration Statement on Form SF-1

File Nos. 333-288942 and 333-288942-01

Dear Ms. Siad and Mr. Sandel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Duke Energy Progress, LLC and Duke Energy Progress NC Storm Funding II LLC, hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on September 22, 2025 at 9 a.m. E.T., or as soon as practicable thereafter.

Please call or email Michael F. Fitzpatrick, Jr. or Adam R. O’Brian of Hunton Andrews Kurth LLP at (212) 309-1071 or (212) 309-1043, respectively, or mfitzpatrick@hunton.com or aobrian@hunton.com, respectively, as soon as the registration statement has been declared effective.

Very truly yours,

Duke Energy Progress, LLC

By:	/s/ Elizabeth H. Jones
Name:	Elizabeth H. Jones
Title:	Assistant Secretary

cc:             Michael F. Fitzpatrick, Jr., Hunton Andrews Kurth LLP

Adam R. O’Brian, Hunton Andrews Kurth LLP